UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2022

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

GENETHERA, INC.
Full Name of Registrant:

N/A

Former Name if Applicable

3051 W 105th Ave. #350251

Address of Principal Executive Office (Street and Number)

Westminster, CO  80035

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, 10-Q, Form N-SAR, or portion thereof, will be filed on or before the nineteenth calendar day following the prescribed due date; or the subject quarterly of transition report on Form 10-K, or portion thereof be filed on or before the fifth calendar day following prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2022 within the prescribed period due to the fact the Company’s auditors and accounting firm have not had enough time to thoroughly review our financial data and need the extra time to complete their work.  This has created a setback preventing the Company from filing the Quarterly Report with unreasonable effort or expense. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Tannya L. Irizarry	(720)	587-5100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

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GENETHERA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2022	By:	/s/ TANNYA L. IRIZARRY
Tannya L. Irizarry
CFO (Interim)

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